UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of January 2011

Commission File Number 1-34694

VimpelCom Ltd.

(Translation of registrant’s name into English)

SOM 2 Bld., Floor 2, Claude Debussylaan 15, 1082 MC, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [X]    Form 40-F  [    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]    No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMPELCOM LTD.
(Registrant)

Date: January 18, 2011

	By:	/s/ Alexander Izosimov
	Name:	Alexander Izosimov
	Title:	Chief Executive Officer

Exhibit List

99.1	Press Release, dated January 17, 2011.

99.2	Notice to Shareholders, dated January 17, 2011.

99.3	Investor Presentation, dated January 17, 2011.

Exhibit 99.1

VIMPELCOM SUPERVISORY BOARD APPROVES NEW TERMS

FOR COMBINATION WITH WIND TELECOM S.p.A.

(FORMERLY WEATHER INVESTMENTS S.p.A.)

Amsterdam and New York (January 17, 2011) - VimpelCom Ltd. (“VimpelCom” or the “Company”) (NYSE: VIP) announced today that VimpelCom’s Supervisory Board gave its final approval for the proposed combination of VimpelCom and WIND TELECOM S.p.A. (“Wind Telecom”, formerly Weather Investments S.p.A.) (the “Transaction”). Six of nine directors, including all three independent directors and the three Altimo-nominated directors, voted in favor of the Transaction, with the three Telenor-nominated directors voting against the Transaction.

Following completion of the Transaction, VimpelCom will own, through Wind Telecom, 51.7% of Orascom Telecom Holding S.A.E. (“Orascom Telecom”) and 100% of WIND Telecomunicazioni S.p.A. (“Wind Italy”). The combination of VimpelCom and Wind Telecom, as previously announced on 4 October 2010, will create the world’s sixth largest mobile telecommunications carrier by subscribers with pro forma adjusted net operating revenues of US$21.3 billion and pro forma EBITDA of US$9.4 billion for the year ended 31 December 2009.

The management and the Supervisory Board continue to believe strongly in the strategic rationale of the Transaction which will create a new global telecom player with significant scale and an attractive mix of developed and emerging market assets, well-positioned to realize profitable growth.

Jo Lunder, the Chairman of VimpelCom’s Supervisory Board, commented: “VimpelCom’s Supervisory Board is pleased to approve this transaction. This combination will create a top-tier global telecoms company and should drive significant value for all our shareholders. While we acknowledge Telenor’s divergent view, we believe that the majority of our shareholders recognize the strategic and financial merits of this transaction. In the end, as it should be with a public company, it will be the special general meeting of shareholders that will make the final determination.”

Alexander Izosimov, Chief Executive Officer of VimpelCom, added: “We have made substantial progress since we announced this transaction last October and we remain on track to close in the second quarter of this year. We continue to believe that this transaction offers our shareholders exposure to attractive growth markets and the opportunity to diversify further our revenue base in terms of geography, currency and market characteristics. It also positions VimpelCom to take full advantage of the significant opportunities that we see in the fast-growing mobile data services market.”

Transaction rationale

The combination of VimpelCom and Wind Telecom will create a new global top-tier telecom operator, which is expected to lead to substantial value creation for shareholders, both in the short and long term. The combination is consistent with the original objectives announced by our strategic shareholders when creating VimpelCom Ltd., namely to increase the current scope of operations and scale of the business.

The enlarged company will operate in 19 countries around the world, covering a population of 838 million people, with over 173 million mobile subscribers.

VimpelCom’s revenue base will be significantly diversified. Based on 2009 pro forma revenues, the existing operations in Russia and Italy will each account for approximately 35% of the combined company. The group will also have an attractive mix of developed and emerging market assets in Eastern Europe, Asia and Africa. In addition, the combined group will benefit from a more balanced growth profile between increasing market penetration and growing usage, in particular in mobile data services, across its portfolio, resulting in a robust and diversified cash flow and currency structure.

The Transaction is financially attractive and offers good value creation for shareholders, in particular taking into account that the equity consideration represents a relatively small proportion of the total enterprise value. The implied EV/EBITDA multiple is low compared to recent precedent transactions in the telecoms sector. In addition, the Transaction preserves the Company’s dividend payout commitment.

Finally, there is significant potential for value creation from synergies between VimpelCom and Wind Telecom operations, with an estimated net present value of US$2.5 billion. These synergies will be primarily derived from procurement operational expenses and capital expenses.

Transaction terms

Under the new terms of the Transaction, Wind Telecom shareholders will contribute to VimpelCom their shares in Wind Telecom in exchange for consideration consisting of 325,639,827 newly-issued VimpelCom common shares, 305,000,000 newly-issued VimpelCom convertible preferred shares and US$1,495 million in cash. The newly-issued convertible preferred shares will have the same rights as the existing convertible preferred shares. In addition, at or shortly after the closing of the Transaction, certain assets will be demerged from the Wind Telecom group and transferred back to Weather Investments II S.à.r.l., the 72.65% shareholder of Wind Telecom (“Weather II”), as further described below.

The VimpelCom common and convertible preferred shares issued to Wind Telecom shareholders at the closing of the Transaction will together represent approximately a 20.0% economic interest and a 30.6% voting interest in the enlarged VimpelCom group. Upon issuance of the new VimpelCom common and convertible preferred shares, Telenor ASA, holding through its subsidiaries Telenor Mobile Communications AS and Telenor East Invest AS (“Telenor”), and Altimo Holdings & Investments Limited, holding through its subsidiary Altimo Cooperatief U.A. (“Altimo”), will hold approximately 31.7% and 31.4% of the economic rights and 25.0% and 31.0% of the voting rights, respectively, of VimpelCom. Minority shareholders in VimpelCom will represent approximately 17.0% of the economic rights and 13.4% of the voting rights.

Algerian value sharing arrangement

Notwithstanding the Algerian Government’s ongoing measures against Orascom Telecom’s Algerian subsidiary, Orascom Telecom Algérie (“OTA”), OTA remains a strategically important asset for VimpelCom. VimpelCom is therefore interested in exploring with the Algerian Government a resolution which would allow VimpelCom to retain OTA following completion of the Transaction.

In the event that such a resolution is not possible within a reasonable time frame, VimpelCom has sought to lessen its financial exposure to the situation surrounding OTA by agreeing with Weather II an option, which can be exercised by VimpelCom at any time within six months from the closing of the Transaction, to enter into a value sharing arrangement with Weather II with respect to Orascom Telecom’s shareholding in OTA.

This value sharing arrangement provides for any financial losses or gains arising from the sale of all or part of OTA to the Algerian Government or from the eventual settlement of the disputes between OTA and the Algerian Government to be shared in certain pre-agreed proportions between VimpelCom and Weather II. This sharing arrangement would involve cash payments to/from VimpelCom and Weather II based on certain formulae linked to an agreed implied equity value of VimpelCom’s see-through ownership of OTA under various scenarios (Wind Telecom owns 51.7% of OTH which in turn owns 96.8% of OTA). In particular, the arrangement provides significant downside protection for VimpelCom in Algeria.

Financing

Following the 4 October 2010 announcement, VimpelCom and Wind Telecom launched the required financing processes. VimpelCom has obtained commitments of up to US$6.5 billion from Russian and international banks. Of this amount, VimpelCom expects to draw down approximately US$5.0 billion to finance the cash portion of the transaction consideration and to re-finance the Orascom Telecom debt which will be due upon acquisition by VimpelCom. Half will be raised in the form of a Russian rouble term loan and the balance via a US dollar bridge loan to be refinanced in the bond markets.

Wind Italy refinanced US$8.5 billion in November 2010 (fully ring-fenced from VimpelCom) and obtained necessary waivers from its high yield and PIK note holders.

The gross debt and net debt of the combined entity as the end of the third quarter of 2010 were US$24.8 billion and US$21.1 billion, respectively. The gross debt will increase to approximately US$25.7 billion post transaction and net debt to approximately US$21.7 billion. This increase is based on the impact of the Transaction consideration, the refinancing of Wind Italy, proceeds from the sale of the Tunisian operations of Orascom Telecom and various other costs. The net debt to EBITDA ratio on this basis would be 2.3x which is expected to be reduced in the two years thereafter to a level below 2.0x.

Orascom Telecom Spin-off and Wind Italy Spin-off

Wind Telecom’s interests in the assets to be demerged principally comprise Orascom Telecom’s investments in Egypt and North Korea and Wind Italy’s Wind International Services S.p.A. subsidiary, and certain other less significant assets. The assets owned directly by Wind Italy are contemplated to be transferred to the current Wind Telecom shareholders (“Wind Italy Spin-off”) on the closing date of the Transaction or immediately following the closing. The assets held through Orascom Telecom are contemplated to be transferred shortly after the closing date of the Transaction to the current Orascom Telecom shareholders (including Weather II) (“Orascom Telecom Spin-off”).

Both the Orascom Telecom Spin-off and the Wind Italy Spin-off are subject to a number of conditions precedent, including, in the case of the Orascom Telecom Spin-off, regulatory approval and approval at an Extraordinary General Meeting of Orascom Telecom shareholders. If the Orascom Telecom Spin-off is not completed, an additional amount of up to US$770 million in cash will be payable by VimpelCom to Wind Telecom shareholders and the Orascom Telecom Spin-off assets will remain within the combined group. If the Wind Italy Spin-off is not completed, an additional amount of US$100 million in cash will be payable by VimpelCom to Wind Telecom shareholders and the Wind Italy Spin-off assets will remain within the combined group.

Shareholder meeting and pre-emptive rights

The issuance of the VimpelCom common shares and convertible preferred shares in the Transaction requires the approval of a majority of shareholder votes present at the forthcoming Special General Meeting of VimpelCom shareholders (the “VimpelCom SGM”). We understand that Telenor remains opposed to the Transaction.

On January 10, 2011, Altimo informed VimpelCom that one of its affiliates owns shares in Orascom Telecom with a market value of approximately US$27.7 million and therefore, in their view, the Transaction should be treated as a “Related M&A Transaction” under the terms of the existing Shareholders Agreement among Altimo, Telenor and the Company.

The Company has also received letters from Telenor wherein Telenor asserts that it is entitled to pre-emptive rights under the Shareholders Agreement in connection with the issuance of new shares to the Wind Telecom shareholders. Telenor alleges that Altimo’s actions in this regard are a breach of the clause in the Shareholders Agreement requires the parties to act in good faith and in a constructive manner such as to give effect to the provisions of the Shareholders Agreement. Telenor’s letters further assert that the Company will be actively participating in Altimo’s efforts to prevent Telenor from exercising its pre-emptive rights if the Company takes the position that no pre-emptive rights apply to the Transaction. Telenor has stated that it will pursue all available remedies against the Company, Altimo and Wind Telecom shareholders in the event any shares are issued to the Wind Telecom shareholders without giving effect to Telenor’s claimed pre-emptive rights.

After considering the information received from Altimo and Telenor and after taking into account legal advice given to the Company and to its independent directors, the Supervisory Board of VimpelCom concluded that the Transaction should be regarded as a Related M&A Transaction. As a Related M&A Transaction, the Transaction will not be subject to any pre-emptive rights for either Altimo or Telenor under the Shareholders Agreement upon the issuance of the new shares to the Wind Telecom shareholders.

Shareholders Agreement

Under the revised terms of the Transaction, the existing Shareholders Agreement among Altimo, Telenor and the Company will not be amended. The Shareholders Agreement will remain in effect following the Transaction, provided that neither Altimo nor Telenor fall below a 25% voting stake in the Company as a result of a transfer of any of their respective shares. Under the Shareholders Agreement, Telenor and Altimo will continue to have the right to designate three board members each and three board members will continue to be unaffiliated with either Altimo or Telenor.

Estimated timetable

The conditions precedent to closing of the Transaction include, among others, receipt of consents required under competition or anti-trust laws in certain jurisdictions, VimpelCom shareholder approval for the issuance of new VimpelCom common and convertible preferred shares in connection with the Transaction and completion of actions and transactions required to be completed before closing pursuant to the refinancing plan for the Transaction.

The VimpelCom SGM to authorize the issuance of new common and convertible preferred shares is scheduled to take place on March 17, 2011. The Transaction is expected to close during the first half of 2011 following receipt of regulatory approvals. Each of VimpelCom and Wind Telecom has the right to terminate the Transaction at any time prior to receipt of shareholder approval at the VimpelCom SGM for the issuance of the new shares to the Wind Telecom shareholders pursuant to the Transaction.

Analyst and fund manager conference calls

Alexander Izosimov, CEO of VimpelCom, will be hosting conference calls for international analysts and fund managers on January 17 at 15:30 London; 16:30 CET; 18:30 Moscow; and 10:30 US ET. The dial-in details are provided below:

International:	+1 913-312-0729

US toll free:	+1 888-806-6208

Conference call pass code: 2663427

For US analysts and fund managers the call will be held on January 19 at 14:30 London; 15:30 CET; 17:30 Moscow; and 9:30 US ET. The dial-in details are provided below:

International:	+1 913-312-0978

US toll free:	+1 888-215-6896

Conference call pass code: 9406137

The calls and slide presentation may be accessed via webcast at: http://www.vimpelcom.com

Advisors

VimpelCom has engaged UBS Investment Bank and Deutsche Bank AG to act as its financial advisors and Akin Gump Strauss Hauer & Feld LLP to act as its legal advisor.

Citigroup Global Markets Limited acted as financial advisor to the Supervisory Board of VimpelCom.

UBS Investment Bank, Deutsche Bank AG and Citigroup Global Markets Limited each provided a fairness opinion to the Supervisory Board of VimpelCom.

About VimpelCom

VimpelCom Ltd. consists of telecommunications operators providing voice and data services through a range of wireless, fixed and broadband technologies. The VimpelCom Ltd. group is headquartered in Amsterdam and has operations in Russia, Ukraine, Kazakhstan, Uzbekistan, Tajikstan, Georgia, Armenia, Kyrgyzstan, Vietnam and Cambodia, covering territory with a total population of about 345 million. VimpelCom Ltd. operating companies provide services under the “Beeline” and “Kyivstar” brands. VimpelCom Ltd.’s ADSs are listed on the New York Stock Exchange under the symbol “VIP”.

About WIND TELECOM S.p.A. (formerly Weather Investments S.p.A.)

WIND TELECOM S.p.A. is a leading international telecommunications company offering mobile, fixed, Internet and international communication services. WIND TELECOM S.p.A. owns 100% of Wind Telecomunicazioni S.p.A. and 51.7% of Orascom Telecom Holding SAE, which in turn operates GSM networks in Algeria, Bangladesh, Egypt, Pakistan, North Korea, and in Canada through its indirect equity ownership in Globalive Wireless. WIND TELECOM S.p.A., through its subsidiaries, is currently serving 117 million subsribers worldwide and is the entry point of choice for both technically advanced attractive markets and high-growth under-penetrated emerging markets.

Cautionary statement regarding forward-looking statements

This announcement contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, including statements concerning the anticipated timing of, and approvals relating to, the Transaction (including the demergers); the expected benefits of the Transaction; plans relating to the proposed Transaction; the ability to complete the Transaction in view of the various closing conditions, the ability of either party to terminate the Transaction prior to the VimpelCom SGM and the possibility of legal challenge (including request for injunctive relief) by Telenor with respect to its claims to pre-emptive rights or otherwise; any projections of earnings, revenues, synergies, accretion, margins or other financial items; any statements of operations, including the execution of integration plans; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Any statement in this announcement that expresses or implies VimpelCom’s intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. Forward-looking statements involve inherent risks, uncertainties and assumptions, including, without limitation, risks related to the timing or ultimate completion of the Transaction; the possibility that expected benefits may not materialize as expected; that, prior to the completion of the Transaction, VimpelCom’s business or Wind Telecom’s business may not perform as expected due to uncertainty; that the parties are unable to successfully implement integration strategies or otherwise realize the synergies anticipated for the Transaction; the possibility that Telenor may bring a legal challenge (including request for injunctive relief) against the Company, its officers or directors and/or Altimo in respect of its claims to pre-emptive rights or otherwise; and other risks and uncertainties that are beyond the parties’ control. If such risks or uncertainties materialize or such assumptions prove incorrect, actual results could differ materially from those expressed or implied by such forward-looking statements and assumptions. Certain other risks that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in VimpelCom’s registration statement on Form F-4 filed with the U.S. Securities and Exchange Commission (the “SEC”), OJSC VimpelCom’s public filings with the SEC, including its Annual Report on Form 20-F for the year ended December 31, 2009, and other public filings made by the VimpelCom with the SEC, which risk factors are incorporated herein by reference. The forward-looking statements contained in this announcement are made as of the date hereof, and VimpelCom expressly disclaim any obligation to update or correct any forward-looking statements made herein due to the occurrence of events after the issuance of this announcement.

For more information please contact:

Questions regarding Investor Relations:

Alexey Subbotin

VimpelCom

Investor_Relations@vimpelcom.com

Tel: +31 20 79 77 200

Tel: +7 495 974 58 88

www.vimpelcom.com

Questions regarding Media and Public Relations:

Elena Prokhorova

VimpelCom

eeprokhorova@beeline.ru

Tel: +7 495 725 07 08

For all other questions, please contact our communications advisor Financial Dynamics:

UK:	+44 (0) 20 7269 7180
US:	+1 (212) 850 5723

Exhibit 99.2

VIMPELCOM LTD.

NOTICE OF SPECIAL GENERAL MEETING

OF SHAREHOLDERS

TO THE SHAREHOLDERS OF VIMPELCOM LTD.

NOTICE is given that a special general meeting of the shareholders of VimpelCom Ltd. (the “Company”) will be held on Thursday, 17 March 2011, at 10 a.m. CET, at Claude Debussylaan 15, 1082 MC Amsterdam, The Netherlands, to vote upon: -

1. The approval under bye-law 55.4(f) of the bye-laws of the Company of the issuance by the Company of common shares and convertible preferred shares of the Company pursuant to the terms of the share sale and exchange agreement (the “SSEA”) relating to the acquisition by the Company of Wind Telecom SpA approved by the supervisory board on 16 January 2011 and any other matters ancillary thereto.

2. The increase of the authorized share capital of the Company by the creation of new common shares and new convertible preferred shares in connection with the share issuance pursuant to the SSEA.

3. Any other business which may properly come before the meeting or any adjournment of the meeting.

The Company has set 31 January 2011 as the record date for the special general meeting. This means that only those persons who are registered holders of VimpelCom Ltd. common shares and/or convertible preferred shares at the close of business on that record date will be entitled to attend and vote at the meeting and any adjournment of the meeting. The Company plans to provide a proxy statement (including a form of proxy) with information relevant to the proposals and the full text of the proposed resolutions and additional information on how to attend the meeting and vote shares in person. This notice should be read in conjunction with the proxy statement of VimpelCom Ltd. to be provided in advance of the special general meeting.

By Order of the Board of Directors

Marlies A. Smith
Secretary

Dated: 17 January 2011

This communication is being made in respect of the special general meeting of shareholders of VimpelCom Ltd. to be held on 17 March 2011. In connection with the meeting, VimpelCom Ltd. will distribute a proxy statement. Shareholders are urged to read the proxy statement because it will contain important information relevant to the proposals. The proxy statement and other documents to be provided by VimpelCom Ltd. in respect of the special general meeting will be furnished to the SEC on Form 6-K and will be available free of charge at the SEC’s web site (www.sec.gov) and at the website of VimpelCom Ltd. (http://vimpelcom.com).

Exhibit 99.3 Diversifying for growth 17 January 2011

1 © VimpelCom 2011 17 January 2011
Forward-looking statements
This presentation contains "forward-looking statements”.  Forward-looking statements provide VimpelCom Ltd.'s current expectations or forecasts of future events. Forward-looking statements include statements about VimpelCom Ltd.'s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Any statement in this presentation that expresses or implies VimpelCom Ltd.'s intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement.  Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,”
“intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Such risks and uncertainties include, but are not limited to:
—
risks related to the timing or ultimate completion of the transaction;
—
the ability of either party to terminate the transaction prior to the approval of VimpelCom shareholders
—
the possibility of legal challenge (including request for injunctive relief) by Telenor with respect to its claims to pre-emptive rights with respect to shares issued in the transaction or otherwise;
—
the possibility that expected benefits may not materialize as expected;
—
that, prior to the completion of the transaction, VimpelCom Ltd.'s business or the businesses of Wind or Orascom may not perform as expected;
—
that the parties are unable to successfully implement integration strategies or otherwise realize any synergies that might arise from the transaction;
—
future operating or financial results; and
—
other risks and uncertainties that are beyond the parties' control.
Certain other risks that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in the VimpelCom Ltd.’s registration statement on Form F-4 filed with the U.S. Securities and Exchange
Commission (the “SEC”), OJSC VimpelCom’s public filings with the SEC, including its Annual Report on Form 20-F for the year ended
December 31, 2009, and other public filings made by the VimpelCom Ltd. with the SEC, which risk factors are incorporated herein by reference.
If such risks or uncertainties materialize or such assumptions prove incorrect, actual results could differ materially from those expressed or implied by such forward-looking statements and assumptions.  The forward-looking statements contained in this presentation are made as of the date hereof, and VimpelCom Ltd. expressly disclaims any obligation to update or correct any forward-looking statements made herein due to the occurrence of events after the date of this presentation.

2 © VimpelCom 2011 17 January 2011 Agenda Today’s announcement Developments since 4 October Approval process and governance The combined entity Next steps 1 2 3 4 5

3 © VimpelCom 2011 17 January 2011
VimpelCom Supervisory Board gave final
approval for the combination of VimpelCom
and Wind Telecom to create a top-tier global
telecom company
Transaction consideration comprising:
– 325.6m newly-issued VimpelCom
common shares representing a 20%
economic stake
– 305.0m newly-issued VimpelCom
preferred shares representing (together
with the common shares) a 30.6%
voting stake
– US$1.495bn cash
Management and the Supervisory Board
recommend this transaction to the minority
shareholders and request their support at
the forthcoming SGM
3
Today’s announcement
Access to
attractive assets
and markets
Platform for
growth
Diversifi-
cation
Value
creation
Optimised
balance
sheet
Sound
corporate
governance
1
2

4 © VimpelCom 2011 17 January 2011
Agenda
Today’s announcement
Developments since 4 October
-
announcement 4 October
-
agreed new transaction terms
-
secured required financing
-
agreed an Algerian value sharing arrangement
-
defined clear spin-off plans
Approval process and governance
The combined entity
Next steps
1
2
3
4
5

5 © VimpelCom 2011 17 January 2011
On 4 October 2010
EBITDA (FY 2009) 5.1 4.3 9.4
Revenues (FY 2009) 10.2 11.1 21.3
VimpelCom
Wind
Telecom Combined
Countries 10 9 19
Population covered (m) 345 493 838
Mobile subscribers (m) 87 86 173
Announcement of the creation of a leading global
operator –
two companies with complementary footprints and
strengths to secure profitable growth
Unanimous preliminary Board approval of transaction
consideration
–
20% economic stake (18.5% voting) to Wind Telecom
–
US$1.8bn cash
–
rights to certain Wind Italy and OTH spin-off assets
Final board approval subject to three required
deliverables
–
clear spin-off plans for Wind Italy and OTH spin-off
assets
–
required financing secured (VimpelCom, Wind Italy,
OTH)
–
all ancillary agreements to be agreed/finalized
2
Program Management Office established with 14
workstreams
–
Financing, Accounting, Spin-offs and Tax, Conduct of
Business, Tunisia, Algeria
–
Regulatory, Legal, Shareholder matters, Communication
–
Synergies, Quick-wins, People, Organisation
Workstream leaders from both VimpelCom and Wind Telecom
reporting to a Steering Committee and to an Executive
Oversight Board on a weekly basis
VimpelCom Ltd.
Wind Telecom (excluding Wind Hellas)
Wind Telecom assets to be spun off
1 Includes revenues and EBTIDA from Kyivstar
3
1
1

6 © VimpelCom 2011 17 January 2011
New transaction terms
325.6 million newly-issued VimpelCom
common shares representing 20% economic
stake (18.5% voting) in enlarged VimpelCom
group
No convertible preferred shares
US$1,800m cash
Wind Italy and Orascom Telecom spin-off
assets
1
No mitigating structure for the risk of loss of
control over OTA in Algeria
Transaction terms announced on
4 October, 2010
Same as 4 October
305.0m newly-issued VimpelCom convertible
preferred shares representing (together with
the common shares) 30.6% voting stake in
enlarged VimpelCom group
US$1,495m cash
Same as 4 October
Value-sharing arrangement with Wind
Telecom to mitigate consequences of loss of
control over OTA in Algeria
New transaction terms approved on
16 January, 2011
1 Wind Italy: WIS, Libero, landline cable between Italy and Greece; OTH: Mobinil (Egypt), Koryolink (North Korea), OTH cables (Mediterranean), OT ventures (Egypt)

7 © VimpelCom 2011 17 January 2011
Transaction enterprise value (EV)
Cash
consideration
US$1.5bn
Estimated
Orascom Telecom
prop. net debt
(30 June 2010)
US$2.3bn
Wind Telecom
enterprise
value
US$20.0bn
(LTM June 2010
EV/EBITDA
6.1x)
Share
consideration
325.6m common
shares
US$5.0bn
(25% of
total EV
consideration)
Shares
and cash
consideration
US$6.5bn
Estimated
Wind Italy
net debt
(30 June 2010)
US$11.2bn
Wind Telecom’s EV calculated on the proportionate basis taking into account equity consideration, 100% of net debt in Wind Italy and 51.7% of net debt in Orascom
Telecom adjusted for minorities
Notes: Based on VimpelCom Ltd share price as at 14 January 2011
OTH net debt adjusted for sale of Tunisiana (OTT)

8 © VimpelCom 2011 17 January 2011
6.1x
VimpelCom -
Wind Telecom 1
Jan. 2011
6.1x
Sunrise -
CVC
Sep. 2010
Attractive transaction multiple
1 LTM June 2010 EV/EBITDA multiple, based on VimpelCom Ltd share price as of 14 January 2011
2 As reported in the press
2
LTM EBITDA multiples
6.1x - at low end of multiples paid in other recent transactions
Only 25% of Wind Telecom EV paid for in VimpelCom shares – the balance is cash and assumed debt
6.6x
6.8x
9.0x
10.0x
10.5x
11.5x
QTel -
Tunisiana
Nov. 2010
VimpelCom -
Kyivstar
Oct. 2009
Etisalat -
Zain
Sep. 2010
Telefonica -
Vivo
Jul. 2010
Bharti -
Zain Africa
Feb. 2010
FT -
Meditel
Sep. 2010

9 © VimpelCom 2011 17 January 2011
Successfully secured (re-)financing
VimpelCom
Secured (re-)financing through committed rouble term loan (US$2.5bn) and underwritten US dollar bridge loan (up to US$4.0bn) to finance cash consideration of purchase price, refinancing of OTH debt and costs
Required bridge size could reduce to US$2.5bn, due to Tunisiana sale and reduced cash consideration, lowering debt/EBITDA levels at closing from original estimates
Limited impact on ratings of VimpelCom Ltd and OJSC VimpelCom (likely to be downgraded by one notch, as expected: S&P: BB/Negative, Moody’s: Ba3/Stable)
Orascom Telecom
Sale of Tunisiana (US$1.2bn proceeds) reduced overall refinancing requirements
Refinancing of Orascom Telecom holdco and WCSP1 debt fully covered by funding from VimpelCom
All Orascom Telecom subsidiary debt remains in place
Wind Italy
Wind Italy refinancing successfully completed, resulting in extension of amortization timeframes, improved senior debt covenants and lower run-rate interest payments
Change of control waivers obtained from subordinated lenders
Besides refinancing and change of control, no additional acquisition financing requirements
Gross debt (US$bn) Net debt
1
(US$bn) Net debt/EBITDA
2
Key financials (2010 Q3, pro forma)
Combination
pre-transaction
~24.8 ~21.1 ~2.3x
Combination
post-transaction
3 ~25.7 ~21.7 ~2.3x
Deleveraging capacity
of US$1-3bn per year
4
Net debt/EBITDA
expected to fall below
2.0x within 2 years
1 Gross debt less cash and cash equivalents
2 Calculated as annualized nine-month EBITDA
3 Includes impact of transaction cash consideration, refinancing of Wind Italy, proceeds from sale Tunisiana  and other costs
4 On top of planned amortization and expected EBITDA forecast

10 © VimpelCom 2011 17 January 2011
Main financing structure elements
VimpelCom Ltd.
VimpelCom
Holdings B.V.
Kyivstar
(Ukraine)
OTH Wind Italy
US$1.5bn cash
consideration
to Wind
Telecom
Wind Telecom
• Third party debt
ring-fenced from
rest of the group
• Recent refinancing
• Existing third party
debt refinanced by
inter-company loan
from VimpelCom
• Debt at subsidiary
level left in place
Bridge
loans
Bonds
Term
loans
New
financing
WCSP1
VimpelCom
Amsterdam B.V.
OJSC
VimpelCom
(Russia)
Inter-company
loan of US$3.3bn
Inter-company
funding
Guarantee
OJSC
VimpelCom
New financing
Inter-company financing
Cash out
Inter-company refinancing,
cash out for OTH

11 © VimpelCom 2011 17 January 2011
Algeria value sharing arrangement
Orascom Telecom Algerie (“OTA”) remains a strategically and financially attractive asset for
VimpelCom
–
#1 market share (c. 58%)
–
strong EBITDA margin (c. 57%)
–
substantial cash flow generation
VimpelCom will seek to find an amicable solution with the Algerian Government around the ongoing claims and targets six months post-closing to reach such amicable solution based on
–
retaining OTA
–
if required, selling OTA at a true fair market value
If unsuccessful, VimpelCom will pursue international arbitration
–
Weather II and VimpelCom to act jointly in any international arbitration, with Weather II’s decision prevailing in case of disagreement
VimpelCom has negotiated with Weather II a value sharing arrangement providing for any financial losses or gains arising from sale of OTA to be shared in certain pre-arranged proportions
- value sharing arrangement to result in pay-outs to/from VimpelCom from/to Weather II based on various value outcomes
–
all computations based on VimpelCom’s see-through ownership in OTA (VimpelCom will own
51.7% of OTH which in turn owns 96.8% of OTA)
–
all computations based on net US dollar proceeds to VimpelCom
Value sharing arrangement provides significant downside protection for VimpelCom in Algeria
1
2
3
4
5

12 © VimpelCom 2011 17 January 2011
Clear spin-off plans agreed for OTH and Wind Italy
Final structure Spin-off plans – key steps Contingency plans
OTH spin-off done as a “linked transaction”
within five days in four clear steps
1. Empty NewCo incorporated
2. At closing, OTH split into two companies
3. VimpelCom gains control of Wind Telecom
(excluding spin-off assets)
4. VimpelCom transfers its stake in OTH2 to
Weather II's NewCo. Split executed based
on book value (as per new Egyptian FSA
regulation)
Wind Italy spin-off done as a “linked
transaction” in one day in two clear steps
1. NewCo receives spin-off assets
2. NewCo sold to VimpelCom for cash. NewCo
transferred to Weather II as part of
transaction consideration
Spin-off assets retained for
additional cash consideration
of US$600m plus a further
US$170m conditional upon
MobiNil put exercised
Spin-off assets retained for
additional cash consideration
of US$100m
OTH
Core assets
Spin-off
assets
52% 52% 48%
100%
NewCo WI /WCSP1
Sawiris
family
(W2)
VimpelCom
OTH free
float
OTH2
48%
OTH2 free
float
OTH
Wind Italy
Spin-off assets:
• Mobinil (Egypt)
• Koryolink (North Korea)
• OTH cables (Mediterranean)
• OT ventures (Egypt)
Spin-off assets:
• WIS
• Libero
• Landline cable between
Italy and Greece
Sawiris
family
(W2)
Core assets
NewCo
Wind Telecom S.p.A/
Wind Acquisition Hold.
Finance S.p.A
Wind Italy
1
VimpelCom
Spin-off
assets

13 © VimpelCom 2011 17 January 2011 Agenda Today’s announcement Developments since 4 October Approval process and governance The combined entity Next steps 1 2 3 4 5

14 © VimpelCom 2011 17 January 2011 17 January 2011
Shareholder Agreement and Pre-emption rights
The VimpelCom Shareholders Agreement will remain unchanged
3
4
1
2
5
Prior to the Supervisory Board meeting Altimo
informed VimpelCom that an Altimo
affiliate owns approximately US$28 million of Orascom Telecom shares and that the
Transaction should therefore be treated as a “Related M&A Transaction” under the
VimpelCom Shareholders Agreement
Under the Shareholder Agreement, in case of a Related M&A Transaction, issuance of shares to Weather is not subject to pre-emption rights by either Telenor or
Altimo
In letters to VimpelCom, Telenor asserted that its pre-emptive rights should continue to apply and claimed that Altimo had not acted in good faith as required by the Shareholders Agreement
The Supervisory Board considered carefully the information provided by Altimo and
Telenor and after taking into account legal advice, the Supervisory Board concluded that the Transaction is a Related M&A Transaction and therefore the Transaction will not be subject to any pre-emptive rights for either Altimo or Telenor

15 © VimpelCom 2011 17 January 2011
Transaction approvals required
Supervisory Board approved the transaction on 16 January 2011
Share Sale and Exchange Agreement (SSEA) and all other
agreements approved
VimpelCom
Supervisory
Board
approvals
Shareholder approval required to issue shares
Special General Meeting (SGM) to be convened on 17 March
Transaction requires 50% + 1 of those attending to vote in
favor
VimpelCom
Shareholder
approvals
OTH EGM to approve the OTH spin-off
not a condition precedent; transaction will proceed even
without spin-off
Wind Telecom
approvals
Regulatory approvals required in Ukraine, Italy and Pakistan as a condition precedent to the transaction
Regulatory
approvals

16 © VimpelCom 2011 17 January 2011
Post-transaction governance and shareholdings
Altimo Telenor
VimpelCom
free float
VimpelCom Ltd.
Weather II
shareholders
Wind Italy²
Orascom
Telecom²
31.4% (E)
31.0% (V)
31.7% (E)
25.0% (V)
20.0% (E)
30.6% (V)
16.9% (E)
13.4% (V)
51.7%
100.0%
Orascom Telecom
free float
48.3%
Kyivstar
OJSC
VimpelCom
Orascom Telecom
Algeria
Orascom Telecom
Bangladesh
Mobilink (Pakistan)
Globalive (Canada)
Telecel Globe
(Sub-Saharan Africa)
100.0%
100.0%
VimpelCom Supervisory Board will continue
to be composed of 9 board members
Existing Shareholders Agreement to remain
in place
3 designated by Altimo
3 designated by Telenor
3 independent directors
Wind Telecom
100.0%¹
(E) Economic rights
(V) Voting rights
1 A de minimis minority shareholding may remain post-transaction
2 Excluding spin-off assets

17 © VimpelCom 2011 17 January 2011 Agenda Today’s announcement Developments since 4 October Approval process and governance The combined entity Next steps 1 2 3 4 5

18 © VimpelCom 2011 17 January 2011
Transaction rationale
Our long-term vision The short-term benefits
Positioning VimpelCom to capture the
significant opportunities in mobile data
services
3
Protecting value
– diversifying the revenue base
– maintaining the dividend policy
– optimizing the funding costs
– possible inclusion in international
stock market indices
2
1
Creating value
– attractive transaction multiples
– expected to be accretive on cash
EPS from year 1
– extracting significant synergies
– optimizing the combined capital
structure
– rapid de-leveraging expected
Recognizing the scarcity value of high-
quality assets
1
Increasing scale and scope
– a first-tier player in a
consolidating industry
– a strong platform for growth
across different geographies
and markets: a truly global
company
Creating a truly international company
with better access to global capital
and human talent
More balanced growth profile between
increasing market penetration and
growing usage
2
4
5

19 © VimpelCom 2011 17 January 2011
Key pro forma financials (2009 and H1 2010)
US$bn
FY 2009
51%
Combined entity (US$bn)
x% EBITDA margin
EBITDA
5.1
Revenues
10.2
2.8
7.5
EBITDA Revenues
37%
EBITDA
1.5
Revenues
3.6
42%
EBITDA
9.4
Revenues
21.3
44%
VimpelCom
H1 2010
Revenues
5.3
EBITDA
2.5
48%
Wind Italy
3.5
EBITDA
1.3
Revenues
36%
OTH
EBITDA
0.7
Revenues
1.7
43%
FY 2009 H1 2010
EBITDA
4.5
Revenues
10.5
43%
Note: Includes revenues and EBTIDA from Kyivstar

20 © VimpelCom 2011 17 January 2011
Balanced portfolio of cash generation and growth
2009 pro forma financials
Note: Wind Italy and Orascom Telecom figures exclude the spin-off assets and Tunisiana
Solid financial basis,
predominantly driven by
mature markets in the
short term
Mature markets: Russia and Italy
Emerging markets: Ukraine, CIS and OTH
Revenues (US$21.3bn) EBITDA (US$9.4bn)
Uniquely positioned to
capture growth potential in
emerging markets
Population (838 million)
• Weighted penetration rate of 111%
• Subscriber base of 69 million
•Weighted penetration rate of 66%
•Subscriber base of 104 million
70%
30%
24%
76%
69%
31%

21 © VimpelCom 2011 17 January 2011
Estimated opex and capex synergies
• Total of US$2.5bn NPV expected to be generated
• Main lever for synergies will be procurement – both
on capex and opex
• Procurement includes
– network
– IT
– value-added services
– handsets and devices
– SIMs and scratch cards
• Synergy work so far has been focused on quick-wins;
many levers ready to be implemented
• Additional financing benefits from lower cost of debt
not included
• Sale of Algeria would imply reduction in synergies of
only approx. US$180m
Procurement
opex
24%
Other opex
11%
Procurement
capex
65%
Approx. NPV of US$2.5bn
Significant synergies to be captured
Since 4 October estimates further validated

22 © VimpelCom 2011 17 January 2011 Agenda Today’s announcement Developments since 4 October Approval process and governance The combined entity Next steps 1 2 3 4 5

23 © VimpelCom 2011 17 January 2011
Timetable and key milestones
Milestones
Level of approval
required
Q1 2011 Q2 2011
January February March April May June
Approval of
updated
agreements by
VimpelCom Board
VimpelCom SGM
Approve issuance of
new shares (50% +1
of attending votes
required)
OTH EGM
Approve OTH spin-off
assets (75% of
attending votes
required)
Regulatory
approvals
Regulatory approvals
in Ukraine, Italy and
Pakistan
Closing
Demerger of
selected assets
16 January
1 Approvals in Ukraine, Italy and Pakistan are conditions precedent to closing. Other countries also require formal approval or courtesy notices, but not as a condition precedent to closing.
17 March
1

24 © VimpelCom 2011 17 January 2011
Conclusion
5 VimpelCom’s management and the majority of the Supervisory Board including all the Independent Directors recommend this transaction to the minority shareholders and request their support at the forthcoming SGM
3 A strategically compelling transaction …
–
access to attractive assets and markets
–
a strong platform for profitable growth
–
diversification of revenues and markets
–
value creation for all shareholders
–
optimised balance sheet
–
sound corporate governance remains in place
4
… on attractive financial terms
–
implied pro forma LTM June 2010 EV/EBITDA multiple of 6.1x (proportionate basis)
–
estimated net debt/EBITDA of 2.3x post-transaction to fall below 2.0x within 2 years
VimpelCom
Ltd established in April 2010 with a clear mandate to expand organically and inorganically outside of Russia/CIS
1
After a broad review, Management identified a combination with Wind Telecom as the best opportunity for value-accretive expansion in the near term
2